SOLVAY

SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

04024786

Brussels, April 29, 2004

SUPPL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

PRESS RELEASE

SOLVAY

82 1691

Embargo: Brussels, April 29, 2004 at 8:00 am

INCREASE OF FIRST QUARTER RESULTS 2004

- **Stable sales and net income of the Group up by 20%**
- **Major positive impact of agreement with Wyeth in the Pharmaceuticals Sector (bifeprunox)**
- **Application filed for registration of cilansetron in the United Kingdom**
- **Marked upturn in specialty polymers and vinyls businesses**
- **Declining results of the Chemicals Sector**

Solvay Group **sales** for the first quarter of 2004 were EUR 1,877 million, down 2% from the first quarter of 2003. At constant exchange rates, they would have increased by 2%.

The **net income of the Group** amounted to EUR 117 million, up 20% from the first quarter of 2003 (EUR 98 million). This improvement, despite persistence of a strong Euro and a difficult economic situation in the first three months of 2004, was principally the result of the major financial impact of the agreement concluded with Wyeth by the Pharmaceuticals Sector, in particular the registering of a signing fee in the first quarter of 2004 but also after recording additional research expenditures, required to accelerate development of psychiatric compounds included in this agreement. Results from the Plastics Sector improved greatly over the last few months, due to the upturn in the demand for specialty polymers and vinyls.
The lack of visible growth in Europe again weighed on results from the Chemicals Sector. However, the economic background for the Chemicals Sector is improving. The Group is pursuing a series of restructuring and cost-reduction measures.

During the 1st quarter 2004, results of our activities improved progressively. For all of 2004, improvement in the economic situation and the important contribution of Pharmaceuticals and Specialties products, combined with the significant efforts at increasing competitiveness, should enable the Solvay Group to cope with the pressure.

KEY FIGURES

Millions of EUR	1st quarter 2003	1st quarter 2004	1st quarter 2004 / 1st quarter 2003 Δ%
Sales	**1,906**	**1,877**	**-2%**
REBIT[1]	**183**	**201**	**+10%**
EBIT	181	203	+12%
Charges on net indebtedness	-21	-23	+10%
Income taxes	-47	-59	+26%
Equity earnings	-15	-4	-73%
Net income of the Group	**98**	**117**	**+20%**
Net income (Solvay share)	89	109	+22%
Depreciation and amortization	107	105	-2%
Cash flow[2]	205	222	+8%
Net earnings per share[3] (in EUR)	1.08	1.31	+22%

[1] *REBIT: Recurring Earnings Before Interests and Taxes, results of ongoing operations.*
[2] *Cash flow is the sum of Group net income and depreciation and amortization.*
[3] *Calculated on the basis of the weighted average number of shares outstanding during the quarter, after deducting shares purchased by Solvay to cover stock options; this amounted to 82,825,892 shares for the 1st quarter 2003 and 82,716,030 for the 1st quarter 2004.*

Press contact Martial Tardy
Investor Relations Michel Defourny
Tel. 32/2/509 60 16
SOLVAY S.A.
rue du Prince Albert, 33

COMMENTARY ON KEY FIGURES AND THE BALANCE SHEET FOR THE 1st QUARTER 2004

Non-recurring items amounted to + EUR 2 million, mainly representing the results of the sale of Hedwin in the US in the area of industrial films.

Charges on net indebtedness amounted to EUR 23 million, up by 10% compared to the first quarter of 2003, following the extension of long-term debt coverage.

Taxes amounted to EUR 59 million, with an average tax rate of 33%.

Equity earnings of high-density polyethylene activities remained negative (- EUR 4 million), but to a lesser degree than previous quarters.

Net income of the Group amounted to EUR 117 million, up by 20% compared to the level in the first quarter of 2003 (EUR 98 million). Minority interests were 8 million EUR, of which EUR 6 million represented the preferential dividends linked to EUR 800 million financing for acquisition of Ausimont. **Net earnings per share** were up by 22% and amount to EUR 1.31.

Depreciation and amortization remained stable compared to the first quarter of 2003. **Cash flow** amounted to EUR 222 million in the first quarter of 2004, up by 8%.

As of March 31, 2004, the Group's net indebtedness was EUR 1,342 million EUR, up by EUR 222 million primarily due to the seasonal increase in working capital. The **net debt to equity ratio** at the end of the first quarter in 2004 was 36%.

RECURRING RESULTS BY SEGMENT

Results by segment include results from the four Group sectors as well as the discontinuing operations related to the high-density polyethylene activities in the joint ventures with BP and the salt activities. The latter, shown previously in the Chemicals sector, have now been included, for 2003 and 2004, in discontinuing operations due to signing, in January 2004, of a non-binding letter of intent for the sale by Solvay to Kali und Salz (K+S) of all of its holdings in ESCO, a joint venture between Solvay and K+S.

Also, in accordance with IFRS, the elements not allocated to the sectors, which primarily include overhead and non-sector research costs as well as miscellaneous income and expenses not directly linked to Group activities, have been presented separately.

REBIT by segment is the operating results before non-recurring items. Group sales are shown after elimination of sales between the sectors.

Millions of EUR	1st quarter 2003	1st quarter 2004	1st quarter 2004 / 1st quarter 2003 Δ%
Group Sales	**1,906**	**1,877**	**-2%**
Pharmaceuticals	435	414	-5%
Chemicals	609	578	-5%
Plastics	472	508	+8%
Processing	347	336	-3%
Unallocated items	-	-	-
*« Discontinuing operations »**	44	42	-5%
Group REBIT	**183**	**201**	**+10%**
Pharmaceuticals	42	93	+121%
Chemicals	57	34	-40%
Plastics	56	57	+2%
Processing	17	15	-11%
Unallocated items	-18	-13	-28%
*« Discontinuing operations »**	29	16	-45%

* including the salt activities: sales: EUR 43 million in the first quarter of 2003 and EUR 42 million in the first quarter of 2004 ; REBIT : EUR 12 million in the first quarter of 2003 and EUR 11 million in the first quarter of 2004.

PHARMACEUTICALS SECTOR

Sales for the Pharmaceuticals Sector, expressed in EUR, dropped 5% in the first quarter of 2004 compared to the first quarter of 2003, primarily due to weakening of the USD. At a constant exchange rate, they would have been up by 1%. In the first quarter of 2004, Mental Health sales increased by 3%, following an upturn of the drug Luvox (+10%), primarily on the Japanese market. Gastroenterology overall remained stable although some products posted higher growth, +10% for the drug Pantoloc in Canada and +21% for Dicetel. Cardiology and Hormone Therapy were down by -5% and -16%, respectively.

- Sales in Western Europe continued to be subject to significant pressure on prescription prices and volumes.
- American sales were stable in USD. Continued increases in the drugs Androgel® (+35% in USD) and Marinol® (+14% in USD) were noted. Sales of Estratest® were down by 38% in USD due to competitive pressures and debates in the field of hormone therapy.

As part of its activities to develop partnerships, the Pharmaceuticals Sector signed a collaborative agreement with Wyeth. The agreement with Wyeth covers co-development and co-commercialization of Solvay's mental health compounds bifeprunox, SLV310, SLV313 and SLV314, designed for the treatment of schizophrenia, bipolar disorders or a series of other central nervous system disorders, as well as co-promotion in the United States of the anti-depressant Effexor® XR, a Wyeth product widely sold on the American market.

Results from the Pharmaceuticals sector, although still affected by the weakness of the USD, benefited, in the first quarter of 2004, from receipt of an initial payment of EUR 118 million after signature of this agreement. Likewise, additional ***research expenditures*** in pharmaceuticals, required to accelerate development of psychiatric compounds included in this agreement, were also taken into account in the first quarter of 2004, including a reserve of EUR 38 million that will be used in 2005 and beyond.

Also, preparation of registration files for cilansetron (treatment of irritable bowel syndrome) are in progress based on the positive results from the Phase III clinical trials. The first registration application is being introduced in the United Kingdom; other regions, including the USA, will follow.

Ongoing discussions with the FDA (Food and Drug Administration) on the administrative status of Estratest® are continuing constructively; at the same time, Solvay Pharmaceuticals is facing three suits in the United States. Two of these were dismissed by the trial court and one of the two is on appeal, while the other has been refiled. The company has again moved for dismissal.

CHEMICALS SECTOR

The first months of 2004 were marked by a significant drop in caustic soda prices, a strengthening of the Euro, which weighed on export margins, as well as increased competitive pressure in numerous markets. Results from the Chemicals sector in the first quarter of 2004 declined by 40% compared to a buoyant first quarter in 2003. Trends are improving.

In soda ash, the better balance between supply and demand in the American market permitted a price increase while the European market remained depressed. In caustic soda, prices remained very low. The hydrogen peroxide business continued its progress; prices and volumes were sustained. In the area of fluorides, sales of Solkane 365mfc made progress but did not compensate for the drop in sales of Solkane 141b following its phase-out. The fluorides activity continued to experience strong pressure linked to the weakness of the USD.

Since there has been no new development in the matter of the European authorities' inquiry concerning the hydrogen peroxide business, the possible financial impact of that inquiry has not been taken into account in recording results.

PLASTICS SECTOR

Results from the Plastics sector in the first quarter of 2004 were comparable to those from the first quarter of 2003 which had been very solid. Specialty polymers, a major contributor to Group results, posted a significant recovery in volumes, accentuated by improvements in the electronics and semi-conductor markets. Fluorinated fluids and PVDF were on the rise.
In vinyls, globally vigorous demand and a gradual increase in PVC prices enabled significantly improved performance month by month during the quarter, in all three regions (Europe, Asia, Mercosur).

PROCESSING SECTOR

Results from the Processing sector dropped by 11% compared to the first quarter of 2003. Inergy Automotive Systems (fuel systems) volumes were up 4% compared to the first quarter of 2003, but the results were affected by the weak USD and by the start-up costs of a new plant in Japan. Inergy also announced its plan of industrial redeployment in France, aiming to concentrate its production on four plants instead of six. Results from Industrial Films decreased following, among other things, the sale of Hedwin in the USA. Specialties (swimming pools, medical supply) held their own, and commodities suffered from the weakness of their markets. Pipelife (pipes and fittings) posted results that were up compared to the first quarter of 2003 in a very competitive market, especially after the restructuring that has occurred over the past several years.

*****

With the approval of the Banking, Finance and Insurance Commission, the 2003 and 2004 books have been prepared and presented in accordance with IFRS (International Financial Reporting Standards). Deloitte & Touche have conducted a limited review of the quarterly consolidated situation which closed on March 31, 2004. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

*****

Key dates for financial communication in 2004

- 3 June 2004 : Shareholders' Meeting
- 30 July 2004: six-month 2004 results.
- 29 October 2004: Nine-month 2004 results.
- Early February 2005 : 2004 annual results

To obtain further information, contact Solvay Investor Relations
Tel. 32-2-509-6016, Fax 32-2-509-7240, E-mail: investor.relations@solvay.com, Web site: www.solvay-investors.com

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IFRS FULL FINANCIAL STATEMENTS

(Statements audited by Deloitte & Touche)

Consolidated income statement

in millions of EUR	1st quarter 2003 (03/31/2003)	1st quarter 2004 (03/31/2004)
Sales	**1,906**	**1,877**
Cost of goods sold	-1,271	-1,187
Gross margin	**635**	**690**
Commercial and administrative costs	-336	-331
Research and development costs	-104	-129
Other operating gains & losses	-17	-23
Other financial gains & losses	5	-6
REBIT	**183**	**201**
Non-recurring items	-2	2
EBIT	**181**	**203**
Charges on net indebtedness	-21	-23
Income taxes	-47	-59
Equity earnings	-15	-4
Income from investments	-	-
Net income of the Group	**98**	**117**
Minority interests	-9	-8
Net income (Solvay share)	**89**	**109**
Net earnings per share	1.08	1.31
Diluted net earnings per share (1)	1.08	1.31

(1) calculated based on the number of shares diluted by the stock options issued

Consolidated statement of sources of funds

in millions of EUR	1st quarter 2003 (03/31/2003)	1st quarter 2004 (03/31/2004)
Cash flow from operating activities	**128**	**13**
EBIT	181	203
Depreciation and amortization	107	105
Changes in working capital	-185	-315
Changes in provisions	4	37
Income taxes paid	25	-8
Other non-cash items	-4	-9
Cash flow from investing activities	**-61**	**-90**
Acquisition/sale of investments	-49	3
Acquisition/sale of assets	-76	-77
Income from investments	0	0
Changes in financial receivables	65	-21
Effect of changes in method of consolidation	-1	5
Cash flow from financing activities	**-18**	**-90**
Increase/Decrease of capital	0	0
Acquisition/sale of own shares	-12	-20
Changes in borrowings	99	34
Charges on net indebtedness	-21	-23
Dividends	-84	-81
Net change in cash and cash equivalents	**49**	**-167**
Currency translation differences	-7	7
Opening cash balance	444	1,206
Ending cash balance	486	1,046

Consolidated balance sheet

in millions of EUR	At the end of 2003	At the end of 1st quarter 2004 (03/31/2004)
ASSETS		
Non-current assets	**5,502**	**5,570**
Intangible assets	245	254
Consolidation differences	155	160
Tangible assets	3,459	3,478
Investments – equity accounting	312	319
Other investments	531	542
Deferred tax assets	511	503
Financial receivables and other non-current assets	289	314
Current assets	**4,185**	**4,158**
Inventories	1,059	1,055
Trade receivables	1,390	1,501
Income tax receivables	154	65
Other receivables	376	491
Cash and cash equivalents	1,206	1,046
TOTAL ASSETS	**9,687**	**9,728**
EQUITY AND LIABILITIES		
Total Shareholders' equity	**3,532**	**3,700**
Capital and reserves	2,666	2,825
Minority interests	866	875
Non-current liabilities	**3,869**	**3,944**
Long-term provisions	1,759	1,762
Deferred tax liabilities	162	157
Long-term financial debt	1,912	1,989
Other non-current liabilities	36	36
Current liabilities	**2,286**	**2,084**
Short-term provisions	64	105
Short-term financial debt	414	399
Trade liabilities	1,009	875
Income tax payable	118	79
Other current liabilities	681	626
TOTAL EQUITY AND LIABILITIES	**9,687**	**9,728**

Statement of changes in shareholders' equity

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Shareholders' equity	Third Party	Total equity
Book value at the end of the previous period (12/31/2003)	**1,269**	**14**	**1,889**	**-119**	**-422**	**35**	**2,666**	**866**	**3,532**
Income for the period			109				**109**	8	**117**
Distribution								-4	**-4**
Changes in exchange rates					52		**52**	5	**57**
Acquisition/sale of own shares				-20			**-20**		**-20**
Net gains and losses not shown in the Income Statement						18	**18**		**18**
Increase in capital									
Other									
Book value at the end of the previous period (03/31/2004)	**1,269**	**14**	**1,998**	**-139**	**-370**	**53**	**2,825**	**875**	**3,700**

Results by segment

This table indicates sales without elimination of sales between sectors as well as the results by sector including non-recurring elements (EBIT).

Millions of EUR	1st quarter 2003	1st quarter 2004	1st quarter 2004 / 1st quarter 2003 Δ%
Group Sales	**2,072**	**2,001**	**-3%**
Pharmaceuticals	435	414	-5%
Chemicals	667	634	-5%
Plastics	577	573	-1%
Processing	350	338	-3%
Unallocated items	-	-	-
*« Discontinuing operations »**	43	42	-2%
Group EBIT	**181**	**203**	**+12%**
Pharmaceuticals	40	91	+128%
Chemicals	56	35	-38%
Plastics	59	56	-5%
Processing	16	18	+13%
Unallocated items	-19	-13	-32%
*« Discontinuing operations »**	29	16	-45%

* including the salt activities : sales : 43 millions of EUR in the first quarter of 2003 and 42 millions of EUR in the first quarter of 2004 ; EBIT : 12 millions of EUR in the first quarter of 2003 and 11 millions of EUR in the first quarter of 2004.

PRESS RELEASE

82 2691

Embargo : April 1 2004 at 3:30 PM (Brussels time)

SOLVAY PHARMACEUTICALS AND WYETH PHARMACEUTICALS SIGN AGREEMENT FOR EXTENSIVE CO-OPERATION IN PSYCHIATRIC COMPOUNDS

Solvay Pharmaceuticals today announced that it has signed extensive agreements with Wyeth Pharmaceuticals, a division of Wyeth, to co-develop and co-commercialize several central nervous system (CNS) compounds, and to co-promote Wyeth's marketed product Effexor® XR (venlafaxine HCl) Extended-Release Capsules in the United States. The compounds in development include Solvay Pharmaceuticals bifeprunox and three others in early clinical development for the possible treatment of schizophrenia, bipolar disorder or a variety of other CNS conditions.

Bifeprunox is being studied in phase III clinical trials. The agreement allows for the co-development and co-commercialization of bifeprunox for use in the U.S., Canada, Mexico and Japan. Bifeprunox is jointly developed by Lundbeck and Solvay Pharmaceuticals and will be marketed by Lundbeck in Europe and other markets. The development of Solvay Pharmaceuticals' three additional compounds, known under lab codes SLV310, SLV313 and SLV314, is a worldwide collaboration. Bifeprunox and the three SLV compounds are the product of Solvay Pharmaceuticals' research and development efforts.

Wyeth's neuroscience research pipeline is strengthened by the addition of bifeprunox and the three SLV compounds. Solvay Pharmaceuticals benefits from Wyeth's development and marketing expertise and resources in the affected territories. Additionally, the U.S. co-promotion of Effexor® XR enhances Solvay Pharmaceuticals' marketing presence in the CNS arena. Effexor® XR ranks second in the U.S. antidepressant market and is sold in more than 50 countries worldwide. Solvay Pharmaceuticals' co-promotion efforts in the U.S. will begin in the next few months.

"A prolific R&D pipeline and openness to partnerships are essential traits of Solvay Pharmaceuticals; they are also key success factors for mid-size pharmaceutical companies," commented Jürgen Ernst, Member of the Executive Committee of Solvay and General Manager of the Pharmaceuticals Sector. "In this respect, the achievements of Solvay Pharmaceuticals are rewarded today by the trust of an authoritative global player such as Wyeth," Ernst said .

Solvay Pharmaceuticals, Inc. (www.solvaypharmaceuticals-us.com) of Marietta, Georgia (USA), is a research-based pharmaceutical company, active in the therapeutic areas of cardiology, gastroenterology, mental health, women's health and a select group of specialized markets. It is a part of the internationally oriented Solvay Pharmaceuticals organization whose core activities consist of discovering, developing and manufacturing medicines for human use.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : **www.solvay.com**

SOLVAY PHARMACEUTICALS
Gabrielle Braswell
Manager, Public Affairs
Telephone: +1/770/578-5637
Fax: 1/770/578-2003
E-mail: **gabrielle.braswell@solvay.com**
Internet: www.solvaypharmaceuticals-us.com

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